Exhibit 99.1

New Gold Announces 2012 First Quarter Results Continuing its
Track Record of Margin Expansion and Increasing Net Earnings by 36%

(Based on IFRS, all figures are in US dollars unless otherwise indicated)

May 2, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces financial and operational results for the first quarter of 2012, with increases in margin per ounce when compared to both the first and fourth quarters of 2011. The company finished the first quarter with gold production of 99,274 ounces at a total cash cost(1) per ounce sold, net of by-product sales, of $543 per ounce. The combination of this gold production, well below industry average cash costs and the continued strength of the gold price led New Gold to another strong quarter of financial results. During the quarter, earnings from mine operations were $78 million, net earnings increased 36% to $34 million, or $0.07 per share, and adjusted net earnings were $44 million, or $0.10 per share.

New Gold is also pleased to reiterate its guidance for 2012 with the targeted start of the New Afton Mine in June set to increase annual gold production to 405,000 to 445,000 ounces at a total cash cost(1) per ounce sold, net of by-product sales, of $410 to $430 per ounce.

First Quarter 2012 Highlights

•	Gold production of 99,274 ounces
•	Average realized margin of $1,032 per ounce, an increase over both the first and fourth quarters of 2011
•	Earnings from mine operations of $78 million
•	Net earnings increased by 36% to $34 million, or $0.07 per share, from $25 million, or $0.06 per share, in the same period of the prior year
•	Nine drawbells completed at New Afton during the quarter with caving progressing as anticipated
	o	Additional four drawbells completed in April bringing total to 21 drawbells
•	Underground mining rate over 4,700 tonnes per day at the end of April 2012
•	565,000 tonnes of ore stockpiled on surface at New Afton at March 31, 2012
	o	Additional 140,000 tonnes added to surface stockpile in April
•	Updated National Instrument 43-101 compliant mineral resource estimate at Blackwater which includes:
	o	Indicated gold resource: 174 million tonnes at an average grade of 0.98 grams per tonne containing 5.5 million ounces of gold at a 0.4 gram per tonne cut-off grade
	o	Inferred gold resource: 92 million tonnes at an average grade of 0.78 grams per tonne containing 2.3 million ounces of gold at a 0.4 gram per tonne cut-off grade
•	Immediately subsequent to the end of the first quarter closed a $300 million 7.0% senior notes offering

“The first quarter provided our company with a strong start to 2012. Our three operations, once again, delivered and our significant growth projects executed on their development plans,” stated Randall Oliphant, Executive Chairman. “We are particularly proud that with New Afton now less than two months from its production start, the project continues to remain right on track. We look forward to moving this significant asset from our development portfolio into our operating portfolio where it will further propel our company’s cash flow generation.”

First Quarter 2012 Operations Overview

In the first quarter, the company’s portfolio of three operations combined to deliver solid operating results. At the same time, the company’s three exciting growth projects each achieved important development milestones. With 99,274 ounces of gold production in the quarter and the incremental production growth following New Afton’s June production start, the company is on track to, once again, meet its annual production guidance. Collectively, the three operations continued to produce gold at well below the industry average cash cost thus resulting in an increased average realized margin of $1,032 per ounce when compared to $965 and $996 per ounce in the first and fourth quarters of 2011, respectively. Mesquite, Cerro San Pedro and Peak each met or exceeded the company’s first quarter forecasts for gold, silver and copper production. Mesquite and Cerro San Pedro’s total cash cost(1) were below their respective annual guidance ranges, while, as anticipated, the cash cost at Peak Mines was above guidance due to lower gold and copper sales resulting from the timing of concentrate shipments.

As the three operations delivered another strong quarter, New Gold’s three exciting growth projects also made significant progress. At New Afton, the company met each of its monthly targets for: continued drawbell development, increased underground mining rates, build-up of the surface ore stockpile and percentage completion of the mill construction. These important achievements continue to leave New Afton on schedule for its targeted production start in June of 2012 with commercial production remaining on track for August. During the quarter, New Gold’s 70% partner at El Morro, Goldcorp Inc. (“Goldcorp”) continued to advance road construction and condemnation drilling to establish optimal locations for site infrastructure. After the recently announced temporary suspension of the project’s environmental permit, the focus is on addressing the requirement for additional consultation with the local community who challenged the permit. Detailed engineering and project planning continues. Blackwater continued to progress at a rapid pace on multiple fronts with the three most important achievements during the first quarter of 2012 being the completion of a further mineral resource update, the signing of exploration agreements with the two local First Nations and the subsequent receipt of a Multi-Year Area Based (“MYAB”) exploration permit. This permit enables the company to expand the drill grid in the area of the Blackwater deposit.

“Our three operations delivered strong results which positions us well for the remainder of the year as we now move into, what are expected to be, consecutively lower cost quarters,” stated Robert Gallagher, President and Chief Executive Officer. “We are proud of our teams’ track record of quarterly performance at each of the sites and remain focused on continuing to deliver on expectations both at our operations and development projects.”

First Quarter 2012 Consolidated Financial Results

The company’s sound operational performance during the first quarter of 2012 coupled with the continued strength of commodity prices led New Gold to another quarter of solid financial results. Through a keen focus on cost control, the effective cost offset of its by-product commodity sales and a higher gold price, the company was able to increase its margin per ounce when compared to the first quarter of 2011. The combination of this margin expansion and the company’s solid gold production allowed New Gold to maintain the revenue and earnings from mine operations levels realized in the prior year quarter despite mining at or below reserve grade during the first quarter of 2012 compared to average grades being above reserve grade in the prior year quarter as a result of mine sequencing.

Net earnings from continuing operations in the first quarter of 2012 increased by 36% to $34 million, or $0.07 per share, from $25 million, or $0.06 per share, in the same period of 2011. Adjusted net earnings from continuing operations were $44 million, or $0.10 per share. Net earnings have been adjusted and tax affected for the group of costs in “Other gains (losses)” on the condensed consolidated income statement. See notes at the end of the release for a reconciliation of adjusted net earnings2.

The company’s strong earnings underpinned an 8% increase in pre-tax cash generated from operations to $66 million from $61 million in the first quarter of 2011. Net cash generated from operations during the first quarter of 2012 was $37 million and was impacted by an $18 million increase in cash taxes when compared to the prior year quarter. Tax payments in the quarter, related to Cerro San Pedro’s final 2011 income taxes and the repatriation of cash from Mesquite, totaled $12 million. In 2011, the second quarter cash flow was negatively impacted by similar final tax payments of approximately $15 million. The second quarter of 2012 should benefit from lower cash taxes than the second quarter of the prior year.

Mesquite Mine Starts 2012 Right on Track with Continued Steady Performance

Mesquite had a strong start to 2012 with both gold production and total cash cost(1) beating the company’s forecasts. By placing more ore tonnes on the leach pad, Mesquite was able to deliver gold production broadly consistent with that of the prior year despite mining at reserve grade during the first quarter of 2012 compared to 38% above reserve grade in the same period of the prior year due to mine sequencing. At the same time, Mesquite was able to hold cash costs below both the industry average and the company’s annual guidance, despite a 12% increase in the quarter over quarter Brent oil price which is most directly correlated to the diesel price paid at Mesquite.

The combination of strong gold production, focused cost control and a higher average realized gold price led Mesquite to generate $28 million in earnings from mine operations, a level consistent with the earnings realized during the very strong first quarter of 2011.

The Mesquite mine maintains its forecast of 140,000 to 150,000 ounces of gold production in 2012 at total cash cost(1) per ounce sold of $710 to $730 per ounce.

Cerro San Pedro Increases Quarter Over Quarter Earnings Contribution by 16%

With another strong operational and financial quarter, Cerro San Pedro continues to establish itself as one of the lowest cost gold mining operations in Mexico. Cerro San Pedro maintained a consistent level of gold production when compared to the first quarter of the prior year as an increase in ore tonnes placed on the leach pad largely offset the mining of lower gold grades. Silver production, while meeting its 2012 targets, did not match the higher levels achieved during the first quarter of 2011 which benefitted from both higher grade silver being placed on the leach pad in the quarter itself and the residual benefit from significantly higher grade silver being placed late in 2010 due to mine sequencing. Total cash cost(1) per ounce sold, net of by-product sales, in the first quarter of 2012 was below the company’s annual guidance primarily due to a higher than assumed average realized silver price. The increase in total cash cost(1) when compared to the first quarter of 2011 is primarily driven by the lower silver sales volume resulting from the above noted difference in silver grades.

Earnings from mine operations in the first quarter of 2012 increased by 16% to $40 million from $34 million in the prior year period as higher average realized gold prices more than offset the cost impact of lower silver sales volumes during the quarter.

Cerro San Pedro maintains its forecast of 140,000 to 150,000 ounces of gold and 1.9 to 2.1 million ounces of silver production in 2012 at a total cash cost(1) per ounce sold, net of by-product sales, of $250 to $270 per ounce. The total cash cost(1) assumes a $30 per ounce silver price and a foreign exchange rate of 13.00 Mexican peso to U.S. dollar. Should silver prices remain above the $30 per ounce level for the duration of 2012, it is anticipated that Cerro San Pedro’s costs could end the year at or below the level achieved during the first quarter.

Peak Mines Enters New Offtake Agreement to Minimize Inventory Build-Up in Future Quarters

Peak Mines had a solid quarter of gold and copper production, however, gold and copper sales were lower due to an anticipated increase in concentrate inventory as the operation transitioned to a new offtake agreement entered into early in 2012. Gold and copper production during the first quarter of 2012 remained similar to the prior year quarter as tonnes processed, grades and recoveries all remained broadly consistent with those achieved in the first quarter of 2011. Consistent with the company’s quarterly expectations for Peak, total cash cost(1) per ounce sold, net of by-product sales, was negatively impacted due to lower gold and copper sales, however, the current inventory build-up is expected to reverse itself in future quarters resulting in lower cash costs going forward. The primary purpose of entering the new offtake agreement was to allow for more regular concentrate shipments than in quarters and years past beginning in the second quarter of 2012, thus minimizing the impact of significant inventory movements going forward. Had Peak sold the additional copper produced in the first quarter, the total cash cost(1) per ounce sold, net of by-product sales, would have been approximately $120 per ounce lower. Future quarters in 2012 should now benefit from this cost reduction as well as a positive cash flow impact from the sale of both gold and copper, that weren’t sold in the first quarter, which is estimated at $11 million.

Earnings from mine operations were $10 million in the first quarter of 2012 compared to $17 million in the same period of the prior year as the impact of lower gold and copper sales volumes was greater than the offsetting increase in the average realized gold price during the quarter.

Peak Mines maintains its forecast of 90,000 to 100,000 ounces of gold and 12 to 14 million pounds of copper production in 2012 at a total cash cost(1) per ounce sold, net of by-product sales, of $640 to $660 per ounce. The total cash cost(1) assumes a $3.50 per pound copper price and a foreign exchange rate of $1.00 Australian to U.S. dollar.

New Afton Remains on Track for Targeted June 2012 Production Start

New Gold’s most immediate development project, New Afton remains on schedule with milling starting in June 2012 and the ramp-up to commercial production expected to take two months, resulting in an August 2012 commercial production start. As New Afton is now less than two months from its production start, the company is pleased to report that the final stages of development are coming together as planned. The underground operations are up and running and the drawbell development, mining rate and stockpiling of ore on surface are all meeting or exceeding their respective monthly targets. At the same time, the mill tie-in is in its final stages with commissioning tests of various components already underway.

New Afton 2012 Year-to-date Highlights

•	Meeting targeted monthly drawbell development rate

o	Nine drawbells completed during first quarter of 2012 with additional four completed in April 2012 for a project total of 21 drawbells completed

o	On track for 26 drawbells by the end of June to support a 6,600 tonne per day initial mining rate

•	Underground mining rate now over 4,700 tonnes per day

•	Ore stockpiled on surface at March 31, 2012 totaled 565,000 tonnes

o	Average grade of 0.97 grams per tonne gold and 1.04% copper

o	Additional 140,000 tonnes of ore stockpiled on surface in April

•	Underground crusher and conveyor system to surface fully commissioned and operating at design capacity

•	Buried piping 100% complete with water and gas lines in service

•	All major processing equipment installed with piping and cabling over 80% complete as at the end of April 2012

•	Dry commissioning of mill services in progress

The company’s guidance for the project remains unchanged as, after its June 2012 production start, New Afton is still forecast to produce 35,000 to 45,000 ounces of gold and 30 to 35 million pounds of copper at total cash cost(1), net of by-product credits, of ($1,200) to ($1,300) per ounce in 2012. On a co-product basis, total cash costs(1) in 2012 are expected to be $630 to $650 per ounce of gold and $1.35 to $1.45 per pound of copper, respectively. Both the by-product and co-product costs at New Afton are expected to decline meaningfully in 2013 and beyond as the mine hits its full capacity.

New Afton’s production range includes gold and copper produced between mill start-up and achievement of commercial production. The revenue from this pre-commercial production will be offset against capital costs. New Afton gold and copper sales for 2012 from the point of commercial production forward are expected to be 20,000 to 30,000 ounces and 20 to 25 million pounds, respectively.

Project spending at New Afton in the first quarter of 2012 was $89 million, excluding capitalized interest. For 2012, the forecasted remaining development capital for New Afton from the beginning of the year through the start of commercial production in August was and remains $150 million, excluding capitalized interest. The $150 million capital estimate is net of revenue from gold and copper sales prior to the start of commercial production in August. Through the end of the first quarter, 92% of the total project capital had been spent.

Over its currently estimated 12 year mine life, New Afton is expected to produce an average of 85,000 ounces of gold and 75 million pounds of copper annually at total co-product cash costs(1) of approximately $525 per ounce of gold and $1.15 per pound of copper, or a total cash cost(1), net of by-product credits, of approximately ($1,750) per ounce.

Once production starts at New Afton, New Gold’s exploration team will further drill the C-zone block of mineralization that lies below and to the side of the New Afton reserve blocks. New Gold has budgeted $5 million for exploration at New Afton in the second half of 2012.

El Morro Addressing Recent Court Decision While Continuing Detailed Engineering and Planning

El Morro is an advanced stage, world-class copper/gold project in northern Chile. The company is a 30 percent partner in the project, with Goldcorp, the project developer and operator, holding the remaining 70 percent. Development activity at site during the first quarter focused on road building, construction planning, detailed engineering and drilling. 8,500 metres of condemnation drilling were completed during the quarter bringing the total to 20,000 metres drilled project to date.

As announced on April 30, 2012, the environmental permit for the project has been temporarily suspended by Chilean courts subject to the Chilean Environmental Permitting Authority (the "Servicio de Evaluación Ambiental" or "SEA"), together with Goldcorp, addressing perceived deficiencies regarding the consultation or compensation of a group of indigenous people in the area of the El Morro Project. Throughout this process, Goldcorp has worked closely with the SEA, the party who has been the focus of the legal challenges, and together the parties intend to immediately address the situation.

At the same time, detailed engineering for fresh water and concentrate pipelines, engineering of the desalination plant and planning for power line towers and foundations continues to progress.

Under the terms of New Gold’s agreement with Goldcorp, Goldcorp is responsible for funding New Gold’s 30% share of capital costs. The carried funding will accrue interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project’s cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

It is anticipated that a court decision regarding the litigation involving Barrick Gold Corporation, Xstrata Plc, Goldcorp and New Gold and their respective subsidiaries regarding the El Morro Project should be rendered in the coming months.

Blackwater Resource Grows Further While Exploration Continues to Accelerate

The first quarter of 2012 saw the continued advancement of Blackwater from both an exploration and project development standpoint. Exploration agreements were signed with the two local First Nations, a MYAB exploration permit was approved, a tenth exploration drill was added, an updated mineral resource estimate was completed, an acquisition of an additional 223 square kilometres of land adjacent and southeast of Blackwater was completed and environmental, technical and financial studies were further advanced to support the company’s upcoming third quarter Preliminary Economic Assessment (“PEA”).

Blackwater 2012 Year-to-date Highlights

•	On March 7th, released an updated National Instrument 43-101 compliant mineral resource estimate at Blackwater which includes:
	o	Indicated gold resource: 174 million tonnes at an average grade of 0.98 grams per tonne containing 5.5 million ounces of gold at a 0.4 gram per tonne cut-off grade
	o	Inferred gold resource: 92 million tonnes at an average grade of 0.78 grams per tonne containing 2.3 million ounces of gold at a 0.4 gram per tonne cut-off grade
•	Increased number of drills to 10 in total with between four and six additional drills to be added later in May
•	On March 22nd, closed the acquisition of the Auro properties from Gold Reach Resources Ltd. for C$6 million and a 2% net smelter return royalty on the Auro properties
	o	Auro properties add additional 223 square kilometres of prospective land to the Blackwater land package immediately adjacent and southeast of the current Blackwater mineral resource
•	Completed a total of 105 holes totaling 38,183 metres during the first quarter of which assays have been reported for 67 holes totaling 26,490 metres

Total capital spending at Blackwater, including exploration and infrastructure-related expenditures, in the first quarter of 2012 was $28 million.

The company looks forward to continuing progress at Blackwater with a number of important milestones throughout 2012 including: the completion of a PEA in the third quarter, a further mineral resource update and the submission of a Project Description in the fourth quarter of 2012. New Gold is targeting the completion of 500 holes totaling 210,000 metres of drilling in the Blackwater area during 2012 which is more than double the amount of historical drilling that has been completed at the project.

Key Financial Information

New Gold finished the first quarter of 2012 with a cash balance of $236 million. The consolidated debt position of the company at March 31, 2012 was $262 million and includes: $180 million of 10% senior secured notes (face value of C$187 million), $46 million of 5% convertible debentures (face value of C$55 million) and $36 million in El Morro funding loans. On March 27th, the company announced the launch of a $300 million senior note offering which was subsequently priced and closed on April 5th. The proceeds from the company’s 7.0% $300 million senior notes will be used in part to redeem the current 10% senior secured notes with the remaining proceeds further increasing New Gold’s cash position by approximately $90 million. The new senior notes both reduce the interest rate on the debt by 3.0% and extend the repayment date by three years from 2017 to 2020. The convertible debentures are due in 2014 and have a C$9.35 conversion price. The company had 462 million basic shares outstanding at March 31, 2012.

2012 Guidance

New Gold is pleased to reiterate its guidance for 2012. The company forecasts gold production of 405,000 to 445,000 ounces at a total cash cost(1) per ounce sold, net of by-product sales, of $410 to $430 per ounce. As outlined in the company’s February 2012 guidance news release, gold production is anticipated to be steady in the first two quarters of the year and then move higher with the benefit of production from New Afton in the second half of 2012. The first quarter was scheduled to be the highest total cash cost(1) quarter of the year with future quarters benefitting from Cerro San Pedro and Peak moving into higher grade areas of their respective ore bodies, Peak Mines selling down its concentrate inventory and New Afton’s commercial production start. As both gold production and total cash cost(1) bettered the company’s first quarter forecasts, New Gold is pleased that 2012 is off to such a strong start.

Assumptions used in the 2012 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar, respectively. The diesel price assumed for 2012 is $3.30 per gallon.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. New Gold’s most immediate development project, New Afton, is scheduled to begin production in mid-2012 and together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would",  “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of various transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine and to Chile where there are challenges related to the environmental permit for the El Morro Project; the lack of certainty with respect to the Mexican, Chilean and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, as well as the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this press release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information in this press release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COST

“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash cost presented does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

(2) RECONCILIATION OF ADJUSTED NET EARNINGS FROM CONTINUING OPERATIONS

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(Expressed in thousands of United States dollars)	March 31 2012	December 31 2011
Assets		
Current assets		
Cash and cash equivalents	**235,677**	309,406
Trade and other receivables	**26,768**	37,572
Inventories	**117,636**	106,490
Prepaid expenses and other	**7,786**	7,928
Total current assets	**387,867**	461,396
Investments	**1,134**	1,823
Non-current inventories	**24,016**	20,253
Mining interests	**2,841,133**	2,695,297
Deferred tax assets	**8,852**	8,924
Non-current non-hedged derivative asset	**15,400**	18,797
Reclamation deposits and other	**14,562**	14,912
Total assets	**3,292,964**	3,221,402
Liabilities and equity		
Current liabilities		
Trade and other payables	**117,107**	100,437
Current tax liabilities	**13,175**	20,495
Current derivative liabilities	**55,909**	49,184
Current non-hedged derivative liabilities	**57,236**	53,288
Total current liabilities	**243,427**	223,404
Reclamation and closure cost obligations	**47,738**	50,713
Provisions	**11,460**	12,646
Non-current derivative liabilities	**92,650**	92,407
Non-current non-hedged derivative liabilities	**118,427**	114,296
Long-term debt	**262,292**	251,664
Deferred tax liabilities	**131,613**	146,880
Deferred benefit	**46,276**	46,276
Other	**674**	747
Total liabilities	**954,557**	939,033
Equity		
Common shares	**2,468,441**	2,463,968
Contributed surplus	**81,119**	80,394
Other reserves	**(69,058)**	(86,367)
Deficit	**(142,095)**	(175,626)
	(211,153)	(261,993)
Total equity	**2,338,407**	2,282,369
Total liabilities and equity	**3,292,964**	3,221,402

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)

	Three month periods ended March 31	
(Expressed in thousands of United States dollars)	2012	2011
Operating activities		
Net earnings	**33,531**	24,719
Adjustments for:		
Realized gain on gold contracts	**(2,382)**	(2,002)
Realized and unrealized foreign exchange loss (gain)	**1,501**	(3,115)
Realized and unrealized gain on investments	**-**	(1,349)
Unrealized loss on non-hedged derivatives	**8,611**	26,809
Loss on disposal of assets	**267**	108
Depreciation and depletion	**18,531**	19,637
Equity-settled share-based payment expense	**1,973**	1,775
Unrealized loss on cash flow hedging items	**214**	1,827
Income tax expense	**18,293**	20,099
Finance income	**(228)**	(1,046)
Finance costs	**2,071**	1,137
	82,382	88,599
Change in non-cash operating working capital	**(16,323)**	(27,601)
Cash generated from operations	**66,059**	60,998
Income taxes paid	**(29,358)**	(11,236)
Net cash generated from continuing operations	**36,701**	49,762
Investing activities		
Mining interests	**(110,080)**	(57,182)
Purchase of Auro and Auro South properties	**(6,005)**	-
Recovery of reclamation deposits	**-**	8,147
Proceeds from sale of investments	**-**	8,927
Interest received	**237**	1,046
Proceeds from disposal of assets	**-**	132
Cash used in investing activities	**(115,848)**	(38,930)
Financing activities		
Exercise of options to purchase common stock	**3,059**	11,240
Exercise of warrants to purchase common stock	**166**	-
Financing initiation costs	**(1,632)**	(431)
Interest paid	**-**	(265)
Cash generated by financing activities	**1,593**	10,544
Effect of exchange rate changes on cash and cash equivalents	**3,825**	8,039
(Decrease) increase in cash and cash equivalents	**(73,729)**	29,415
Cash and cash equivalents, beginning of year	**309,406**	490,754
Cash and cash equivalents, end of year	**235,677**	520,169
Cash and cash equivalents are comprised of		
Cash	**137,994**	256,343
Short-term money market instruments	**97,683**	263,826
	235,677	520,169